Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 3, 2025

Relating to Preliminary Prospectus Supplement dated June 3, 2025 and

Prospectus dated June 3, 2025

Registration Nos. 333-287734 and 333-287734-01

PennyMac Mortgage Investment Trust

$100,000,000

9.00% Senior Notes due 2030

Pricing Term Sheet

June 3, 2025

The following sets forth the final terms of the 9.00% Senior Notes due 2030 (the “Notes”) and should be read together with the preliminary prospectus supplement, dated June 3, 2025, including the documents incorporated by reference therein together with the related prospectus, dated June 3, 2025, relating to these securities (together, the “Preliminary Prospectus”).

Issuer:	PennyMac Mortgage Investment Trust, a Maryland real estate investment trust (the “Company”)

Guarantee:	The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by PennyMac Corp., a Delaware corporation (the “Guarantor”)

Title of the Securities:	9.00% Senior Notes due 2030

Type of Offering:	SEC Registered

Rating:*	BBB+ (Egan-Jones)

Initial Aggregate Principal Amount Being Offered:	$100,000,000

Over-Allotment Option:	Up to $15,000,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.

Issue Price:	$25.00

Principal Payable at Maturity:	100% of the aggregate principal amount.

Type of Note:	Fixed rate note

Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange under the trading symbol “PMTW” and expects trading of the Notes to commence within 30 days after the original issue date.

Stated Maturity Date:	June 15, 2030

Interest Rate:	9.00% per year

Underwriting Discount:	3.15% (or $3,150,000 total assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	96.85% (or $96,850,000 total assuming the over-allotment option is not exercised)

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	June 3, 2025

Settlement Date:	June 10, 2025 (T + 5)**

Date Interest Starts Accruing:	June 10, 2025

Interest Payment Dates:	Each March 15, June 15, September 15 and December 15, commencing on September 15, 2025. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including June 10, 2025, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.

Business Day:	A day other than a Saturday, Sunday or any other day on which banking institutions in New York City or the location of the corporate trust office of the trustee are authorized or required by law, regulation or executive order to close.

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after June 15, 2027, upon not less than 30 days nor more than 60 days written notice to holders prior to the redemption date, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Change of Control Offer to Repurchase:	Upon a Change of Control Repurchase Event (as defined in the Preliminary Prospectus), the Company will be required to make an offer to repurchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the repurchase date.

CUSIP / ISIN:	70931T 806 / US70931T8062

Use of Proceeds:	The net proceeds from this offering are intended to be used to fund the Company’s business and investment activities, which may include: the investment in subordinated bonds from the Company’s private-label securitization activities and other mortgage-related securities; the acquisition of mortgage servicing rights; funding the Company’s correspondent lending business, including the purchase of Agency-eligible residential mortgage loans; repayment of other indebtedness, which may include the repurchase or repayment of a portion of the Guarantor’s 5.50% exchangeable senior notes due 2026 or secured financing; and for other general business purposes.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, RBC Capital Markets, LLC, UBS Securities LLC, Wells Fargo Securities, LLC, Keefe, Bruyette & Woods, Inc. and Piper Sandler & Co.

Trustee:	U.S. Bank Trust Company, National Association

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their delivery will be required, by virtue of the fact that the Notes will initially settle T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

This communication is intended for the sole use of the person to whom it is provided by the issuer. The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Morgan Stanley & Co. LLC, toll-free at 1-800-584-6837, Goldman Sachs & Co. LLC, toll-free at 1-866-471-2526, RBC Capital Markets, LLC, toll-free at 1-866-375-6829, UBS Securities LLC, toll-free at 1-833-481-0269, Wells Fargo Securities, LLC, toll-free at 1-800-645-3751, Keefe, Bruyette & Woods, Inc., toll-free at 1-212-887-7777, and Piper Sandler & Co., toll-free at 1-866-805-4128.